SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

A10 Networks, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.00001 par value

(Title of Class of Securities)

002121 101

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Lee Chen

President and Chief Executive Officer

A10 Networks, Inc.

3 West Plumeria Drive,

San Jose, CA 95134

(408) 325-8668

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Herbert P. Fockler

Mark B. Baudler

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

On April 14, 2015, A10 Networks, Inc. (the “Company”) filed a Preliminary Proxy Statement for the Annual Meeting of Stockholders to be held on June 10, 2015 (the “Proxy Statement”), which, among other things, contains a proposal to be submitted to the Company’s stockholders to approve a one-time option exchange program (the “Option Exchange Program”) pursuant to which employees of the Company (excluding executives and directors) who hold certain options to purchase shares of the Company’s common stock (such options, “eligible options”) will be given the opportunity to exchange such eligible options for restricted stock units.

The attached written communication (the “Email”) was disseminated by the Company on the afternoon of April 20, 2015 in connection with the proposed Option Exchange Program.

The attached Email does not constitute an offer to holders of eligible options to exchange such options. The Option Exchange Program described in the Proxy Statement and the Email has not yet commenced. The Option Exchange Program will commence, if at all, only if stockholders approve the Option Exchange Program and the amendments to certain of the Company’s equity plans to facilitate the Option Exchange Program. Even if the requisite stockholder approval is obtained, the Company may still decide later not to implement the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available because they will contain important information about the Option Exchange Program. The Company will file the Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) upon the commencement of the Option Exchange Program. The Company’s stockholders and option holders will be able to obtain these written materials and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov. Eligible holders of the Company’s options may obtain a written copy of the tender offer documents free of charge, when available, by contacting Investor Relations at A10 Networks, Inc., 3 West Plumeria Dr., San Jose, CA 95134.

Item 12.	Exhibits.

Exhibit Number	Description

99.1	E-mail to Employees from Greg Straughn, disseminated on the afternoon of April 20, 2015.